UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*

                         Advanced Medical Institute Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    00764U109
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                                 (CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 21, 2004
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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CUSIP No. 00764U109                13D                      Page 2 of 6 Pages
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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Dragon Enterprises, Ltd.
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
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  6. Citizenship or Place of Organization

     St. Lucia
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               7.       Sole Voting Power
 Number of
   Shares               1,850,000 shares of common stock
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             N/A
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     1,850,000 shares of common stock
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 10. Shared Dispositive Power

     N/A
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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     1,850,000  shares of common stock
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     7.4%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Advanced Medical Institute Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is 6767 W. Tropicana Avenue, suite 207, Las Vegas, Nevada 89103.

Item 2. Identity and Background.

      (a) This Schedule 13D is filed by Dragon Enterprises, Ltd. ("Dragon"), as a shareholder of Advanced Medical Institute Inc.

      (b)   Dragon's business address is 49 Micoud Street, Castries, St. Lucia.

      (c) Dragon is in the business of investment holdings in various other businesses.

      (d) During the past five years, Dragon has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) During the past five years, Dragon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Dragon was organized under the jurisdiction of St. Lucia.

Item 3. Source and Amount of Funds and Other Consideration.

      1,850,000 of shares of Common were issued to Dragon by the Company in exchange for the transfer and assignment of 204 shares of Advanced Medical Institute Pty Limited, a corporation formed under the laws of Australia ("AMI Australia"), common stock pursuant to the terms of a Share Exchange Agreement dated as of January 28, 2005. A copy of such agreement is attached hereto as an exhibit.

Item 4. Purpose of Transaction.

      Dragon acquired the shares pursuant to the Share Exchange Agreement. The purpose of the acquisition and the exchange was for the Company to obtain 100% ownership of AMI Australia, which has business operations in Australia.

      Other than as set forth below, Dragon does not have any plans or proposals which relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company;
      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
      (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
      (e) any material change in the present capitalization or dividend policy of the Company;
      (f) any other material change in the Company's business or corporate structure;
      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

                                                               Page 4 of 6 Pages

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
      (j)   any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

            (a) Dragon is the beneficial owner of an aggregate of 10,250,000 shares of Common Stock, representing approximately 7.4% of the total issued and outstanding shares of Common Stock.

            (b) Dragon has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 1,850,000 shares of Common Stock beneficially owned by it individually.

            (c) Other than the acquisition of the shares as reported in this
Schedule 13D, Dragon has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

            (d) To the knowledge of Dragon, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Dragon is not a party to any contracts, arrangements, understandings or relationship with respect to the securities of the Company.

Item 7. Materials to be Filed as Exhibits.

      (1)   Share Exchange Agreement, dated as of January 28, 2005.

                                                               Page 5 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 21, 2005          Dragon Enterprises, Ltd.

                                 By:    /s/ For and on behalf of
                                        -------------------------------------
                                        ZETLAND NOMINEES LIMITED
                                        -------------------------------------
                                        Jacquline Cheung
                                        -------------------------------------
                                 Name:  Jacquline Cheung, as authorized
                                        signatory of Zetland Nominees Limited
                                 Title: Director

                                                               Page 6 of 6 Pages

                                  EXHIBIT INDEX



(1)   Share Exchange Agreement dated as of January 28, 2005